UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ______________	Commission File Number ______________

Gunnison Copper Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1000	N/A
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

Concord Place

2999 N. 44th Street, Suite 300

Phoenix, Arizona 85018
602-559-5580
(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor, New York, NY 10168

Telephone (800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, No par value*	NYSE American Exchange
American Depositary Shares (“ADSs”), each representing thirty (30) Common Shares	NYSE American Exchange

* Not for trading, but only in connection with the listing of the ADSs on the NYSE American Exchange. The ADSs represent the right to receive the common shares and are being registered voluntarily, even though the ADSs are exempt from the operation of Section 12(a) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Gunnison Copper Corp. (the “Company”, the “Registrant”) is a Canadian public issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Registration Statement and the Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical facts, contained in documents incorporated by reference in this Registration Statement that address activities, events or developments that management of the Company expect or anticipate will or may occur in the future are forward-looking statements. Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “proposed” “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “likely”, “might”, “will” or “will be taken”, “occur” or “be achieved”, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals; and the results of continued development, marketing and sales.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “Commission”), to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant currently prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards. The foregoing differ in certain important respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the Commission. Therefore, the Registrant’s financial statements filed with this Registration Statement may not be comparable to financial statements prepared in accordance with US GAAP.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all mineral resource and mineral reserve estimates in this Registration Statement and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

The Registrant reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). In particular, the terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” in the technical reports incorporated by reference herein, are defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards for Mineral Resources and Mineral Reserves 2014 (“CIM Definition Standards”). The CIM Definition Standards differ from the requirements that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“Regulation S-K 1300”) under the Exchange Act. As an issuer that prepares and files its reports pursuant to the multijurisdictional disclosure system, the Company is not subject to the requirements of Regulation S-K 1300. Under Regulation S-K 1300, the United States Securities and Exchange Commission (the “SEC”) recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are substantially similar to the corresponding CIM Definition Standards. The SEC definitions of “proven mineral reserves” and “probable mineral reserves” are substantially similar to the corresponding CIM Definitions. However, United States investors are cautioned that while the foregoing terms adopted by the SEC are “substantially similar” to corresponding definitions under CIM Definition Standards, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Definition Standards. As such, there is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted by the SEC.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, they should not assume that all or any part of the mineral deposits in these categories would ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will ever be converted into mineral reserves or economically or legally mineable. In accordance with Canadian securities laws and NI 43-101, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. Accordingly, information and documents included or incorporated by reference in this Registration Statement concerning descriptions of mineralization and estimates of mineral reserves and resources under NI 43-101 and CIM Definition Standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of Regulation S-K 1300.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.140, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibits 99.127 through 99.140, inclusive, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF THE SECURITIES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2025, attached hereto as Exhibit 99.73.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements (as that term is described in paragraph 11 of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on October 8, 2026, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.4240.

CONTRACTUAL OBLIGATIONS

The following table lists, as of June 30, 2026, information with respect to the Registrant’s known contractual obligations (in thousands, expressed in United States Dollars):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	4-5 years	5 years
Accounts Payable and Accrued Liabilities	$26,215	$18,382	$-	$7,833	$-
Nuton Stage 2 Payable	$49,825	$-	$49,825	$-	$-
Debentures	$7,192	$7,192	$-	$-	$-
Derivative liabilities - Stream	$94,809	$9,868	$84,941	$-	$-
Total	$178,401	$35,442	$134,766	$7,833	$-

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

NYSE AMERICAN CORPORATE GOVERNANCE

The NYSE American LLC Company Guide (“Company Guide”) permits the consideration of a foreign private issuer’s home country practices in lieu of certain NYSE American listing criteria, and to grant exemptions based on these considerations. A company seeking relief under the Company Guide is required to provide written certification from independent local counsel that any non-complying practice is not prohibited by the laws of the company’s home country. As required by the Company Guide, the Registrant discloses on its website, https://gunnisoncopper.com/, each requirement of the NYSE American Exchange standards that it does not follow and describe the home country practice followed in lieu of such requirements.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Gunnison Copper Corp.

By:	/s/ Craig Hallworth
Name:	Craig Hallworth
Title:	President & CEO

Date: October 9, 2026

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated January 16, 2025
99.2	News Release dated March 3, 2025
99.3	Nuton Technologies Collaboration Agreement for the Gunnison Project dated February 28, 2025 among Excelsior Mining Arizona Inc., Gunnison Copper Corp., and Nuton LLC
99.4	Material Change Report dated March 7, 2025
99.5	News Release dated March 21, 2025
99.6	News Release dated March 26, 2025
99.7	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023
99.8	Management’s Discussion and Analysis for the year ended December 31, 2024
99.9	Certification of Annual Filings by CEO dated March 31, 2025
99.10	Certification of Annual Filings by CFO dated March 31, 2025
99.11	Excelsior Mining Arizona, Inc. – Option to Purchase Agreement dated November 12, 2024
99.12	Nuton Technology Demonstration Agreement dated June 17, 2024 by and among Nuton LLC, Excelsior Mining Arizona, Inc. and Excelsior Mining Corp.
99.13	First Amendment to Option Agreement dated June 17, 2024 by and among Nuton LLC, Excelsior Mining Arizona, Inc. and Excelsior Mining Corp.
99.14	Annual Information Form of Gunnison Copper Corp. for the year ended December 31, 2024
99.15	News Release dated April 7, 2025
99.16	Material Change Report dated April 8, 2025
99.17	News Release dated April 14, 2025
99.18	News Release dated April 24, 2025
99.19	News Release dated May 15, 2025
99.20	Condensed Consolidated Interim Financial Statements (Unaudited) for the three months ended March 31, 2025
99.21	Management’s Discussion and Analysis for the three months ended March 31, 2025
99.22	Certification of Interim Filings by CFO dated May 15, 2025
99.23	Certification of Interim Filings by CEO dated May 15, 2025
99.24	Management Information Circular dated May 7, 2025
99.25	TMX Notice-and-Access for Gunnison Copper Corp. for meeting on June 26, 2025
99.26	Form of Proxy for Annual General Meeting of Gunnison Copper Corp. to be held on June 26, 2025
99.27	Notice of Annual General Meeting of Shareholders of Gunnison Copper Corp. dated May 7, 2025
99.28	Form of Voting Instructions for Annual General Meeting of Gunnison Copper Corp. to be held on June 26, 2025
99.29	News Release dated June 9, 2025
99.30	News Release dated June 17, 2025
99.31	News Release dated June 26, 2025
99.32	Report of Voting Results – Annual General Meeting of Shareholders of Excelsior Mining Corp. dated June 26, 2025
99.33	News Release dated July 7, 2025
99.34	News Release dated July 11, 2025
99.35	News Release dated July 18, 2025

99.36	News Release dated July 18, 2025 (Revised)
99.37	News Release dated July 22, 2025
99.38	News Release dated August 11, 2025
99.39	Condensed Consolidated Interim Financial Statements (Unaudited) for the three and six months ended June 30, 2025
99.40	Management’s Discussion and Analysis for the three and six months ended June 30, 2025
99.41	Certification of Interim Filings by CFO dated August 13, 2025
99.42	Certification of Interim Filings by CEO dated August 13, 2025
99.43	News Release dated September 3, 2025
99.44	News Release dated September 15, 2025
99.45	News Release dated September 23, 2025
99.46	News Release dated September 25, 2025
99.47	News Release dated October 8, 2025
99.48	News Release dated October 9, 2025
99.49	News Release dated October 10, 2025
99.50	News Release dated October 23, 2025
99.51	News Release dated October 30, 2025
99.52	News Release dated October 31, 2025
99.53	Material Change Report dated November 5, 2025
99.54	News Release dated November 7, 2025
99.55	Condensed Consolidated Interim Financial Statements (Unaudited) for the three and nine months ended September 30, 2025
99.56	Management’s Discussion and Analysis for the three and nine months ended September 30, 2025
99.57	Certification of Interim Filings by CEO dated November 14, 2025
99.58	Certification of Interim Filings by CFO dated November 14, 2025
99.59	News Release dated December 1, 2025
99.60	Material Change Report dated December 2, 2025
99.61	News Release dated December 4, 2025
99.62	News Release dated December 19, 2025
99.63	News Release dated January 15, 2026
99.64	News Release dated January 20, 2026
99.65	News Release dated February 5, 2026
99.66	News Release dated February 5, 2026
99.67	News Release dated February 25, 2026
99.68	Material Change Report dated March 6, 2026
99.69	News Release dated March 11, 2026
99.70	Technical Report (NI 43-101) dated March 31, 2026 – Gunnison Project
99.71	News Release dated March 31, 2026
99.72	Technical Report (NI 43-101) dated March 31, 2026 – Johnson Camp Mine
99.73	Annual Information Form of Gunnison Copper Corp. for the year ended December 31, 2025
99.74	Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024
99.75	Certification of Annual Filings by CFO dated March 31, 2026

99.76	Certification of Annual Filings by CEO dated March 31, 2026
99.77	Management’s Discussion and Analysis for the year ended December 31, 2025
99.78	Decision Document / Order for Application (French) dated April 2, 2026
99.79	Confirmation of Notice of Record and Meeting Dates dated April 13, 2026
99.80	News Release dated April 16, 2026
99.81	News Release dated May 6, 2026
99.82	News Release dated May 11, 2026
99.83	Qualification Certificate dated May 11, 2026
99.84	Preliminary Short Form Base Shelf Prospectus dated May 11, 2026
99.85	Decision Document (Preliminary) dated May 11, 2026
99.86	Buyback Option Agreement dated May 5, 2026 among Gunnison Copper Corp., Excelsior Mining Arizona, Inc., Altius Royalty Corporation, TF USA Royalties Ltd. and Triple Flag International Ltd.
99.87	Condensed Consolidated Interim Financial Statements (Unaudited) for the three months ended March 31, 2026
99.88	Management’s Discussion and Analysis for the three months ended March 31, 2026
99.89	Certification of Interim Filings by CFO dated May 14, 2026
99.90	Certification of Interim Filings by CEO dated May 14, 2026
99.91	Material Change Report dated May 19, 2026
99.92	Final Short Form Base Shelf Prospectus dated May 19, 2026
99.93	Decision Document (Final) Receipt of Short Form Base Shelf Prospectus by British Columbia Securities Commission dated May 20, 2026
99.94	News Release dated May 20, 2026
99.95	TMX Notice-and-Access for Gunnison Copper Corp. for meeting on June 25, 2026
99.96	Form of Voting Instructions for Annual General Meeting of Gunnison Copper Corp. to be held on June 25, 2026
99.97	Form of Proxy for Annual General Meeting of Gunnison Copper Corp. to be held on June 25, 2026
99.98	Information Circular as at May 8, 2026 for the Annual General and Special Meeting of the Shareholders to be held on June 25, 2026
99.99	Notice of Annual General Meeting of Shareholders of Gunnison Copper Corp. dated May 8, 2026
99.100	Material Change Report dated May 22, 2026
99.101	News Release dated May 27, 2026
99.102	News Release dated May 27, 2026
99.103	Public Offering of Common Shares dated May 27, 2026
99.104	Prospectus Supplement (to the Short Form Base Shelf Prospectus dated May 19, 2026) dated May 29, 2026
99.105	Underwriting Agreement dated May 29, 2026 between Canaccord Genuity Corp., Paradigm Capital Inc., Ventum Financial Corp., CIBC World Markets Inc. and Gunnison Copper Corp.
99.106	News Release dated June 3, 2026
99.107	News Release dated June 4, 2026
99.108	Material Change Report dated June 4, 2026
99.109	News Release dated June 25, 2026
99.110	Report of Voting Results – Annual General and Special Meeting of Shareholders of Gunnison Copper Corp. dated June 25, 2026
99.111	News Release dated June 26, 2026
99.112	News Release dated July 7, 2026
99.113	News Release dated July 9, 2026
99.114	News Release dated August 10, 2026
99.115	Condensed Consolidated Interim Financial Statements (Unaudited) for the three and six months ended June 30, 2026
99.116	Management’s Discussion and Analysis for the three and six months ended June 30, 2026
99.117	Certification of Interim Filings by CEO dated August 12, 2026
99.118	Certification of Interim Filings by CFO dated August 12, 2026
99.119	News Release dated August 13, 2026
99.120	News Release dated August 17, 2026
99.121	News Release dated September 16, 2026
99.122	News Release dated September 17, 2026
99.123	News Release dated September 22, 2026
99.124	News Release dated September 23, 2026
99.125	News Release dated September 28, 2026
99.126	News Release dated October 5, 2026
99.127	Consent of Expert – Abyl Sydykov dated October 9, 2026
99.128	Consent of Expert – Jacob W. Richey dated October 9, 2026
99.129	Consent of Expert – Jeffrey Bickel dated October 9, 2026
99.130	Consent of Expert – John Woodson dated October 9, 2026
99.131	Consent of Expert – R. Douglas Bartlett dated October 9, 2026
99.132	Consent of Expert – Rob Valceschini dated October 9, 2026
99.133	Consent of Expert – Scott Freestone dated October 9, 2026
99.134	Consent of Expert – Terence P. McNulty dated October 9, 2026
99.135	Consent of Expert – Thomas M. Ryan dated October 9, 2026
99.136	Consent of Expert – Tyler Peck dated October 9, 2026
99.137	Consent of Blakes Cassels Graydon LLP dated October 9, 2026
99.138	Consent of Cassels Brock Blackwell LLP dated October 9, 2026
99.139	Consent of PricewaterhouseCoopers LLP dated October 9, 2026
99.140	Consent of Steven Twyerould dated October 9, 2026